

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Joy Weiss
President and Chief Executive Officer
Tempo Automation Holdings, Inc.
2460 Alameda Street
San Francisco, CA 94103

       Re: Tempo Automation Holdings, Inc.
       Amendment No. 1 to Registration Statement on Form S-1
       Filed January 26, 2023
       File No. 333-268958

Dear Joy Weiss:

       We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed January 26, 2023

Management's Discussion and Analysis, page 63

1.   We note your response to prior comment 8. Please disclose that you lowered your 2023 projections and briefly explain why you lowered the projections.

Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Legal Branch Chief, at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:　　Ryan J. Maierson